Exhibit 11

Computations of Earnings Per Common Share

	1999			2000

	Net		Per Share	Net		Per Share
	(Loss)	Shares	Amount	Income	Shares	Amount

	(in thousands, except per share data)
Basic EPS

Net income (loss) available to common shareholders	$(1,892)	15,640	$(0.12)	$12,828	20,160	$0.64

Effect of Dilutive Securities Stock option plans		—			2,444

Dilutive EPS

Net income (loss) available to common shareholders and assumed conversions	$(1,892)	15,640	$(0.12)	$12,828	22,604	$0.57

Note: The Company’s subordinated debt, which was exchangeable into 2.8 million shares of the Company’s Class A Common Stock, was outstanding during the three months ended March 31, 1999 but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options to purchase 2.3 million shares of Class A common stock were outstanding during the three months ended March 31, 1999, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

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